

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 23, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of capital stock (par value $0.0001 per share), designated as “Common Stock.”, of Humankind US Stock ETF, a series of Humankind Benefit Corporation under the Exchange Act of 1934.

Sincerely,